September 21, 2006

United States Security and Exchange Commission
Division of Corporate Finance
Attn: Ms. Peggy Fisher, Assistant Director
Mail Stop 6010
Washington, D.C. 20549

Re: Integrated Performance Systems, Inc. (the "Company"), File No. 000-30794

Dear Ms. Fisher:

     This letter responds to the questions asked and issues raised in the letters of August 11, 2006 and September 11, 2006 concerning the Commission's review of the Company's preliminary proxy statement on Schedule 14A originally filed with the Commission on July 27, 2006 (the "Proxy Statement"). All capitalized terms not defined herein have those definitions ascribed to them in the Company's Proxy Statement.

     As previously reflected in our response letter dated August 25, 2006 (a copy of which is enclosed for your convenience), enclosed is a revised proxy statement addressing your concerns set forth in Question 2 of the Commission Letter dated August 11, 2006 and Question 1 of the Commission Letter dated September 11, 2006. Also, for your convenience, attached is a black-lined copy reflecting all changes from the originally filed Proxy Statement.

     If you have any questions or comments, please contact Brad Peters, Chief Financial Officer of the Company, at 214-291-1427 or Rick Stark, counsel for the Company, at 214-777-4260.

Very truly yours,
INTEGRATED PERFORMANCE SYSTEMS, INC.

By: /s/ Brad Jacoby
Brad Jacoby Chief Executive Officer and Chairman

cc: Mr. Patrick V. Stark, fax: (214) 777-4299